SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 7, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 7, 2010, the Company reported that two holders of the Company’s Convertible Notes exercised its conversion rights. Hence, the Company shall issue 477,544,197 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and cancel Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, the capital stock of the Company increases from 78,206,421.4 to 125,960,841.1 and the amount of outstanding shares of the Company increases from 782,064,214 to 1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502. The Company also reported that the conversions were performed in accordance with the terms and conditions established in the prospectus of issuance of the Convertible Notes dated June 12, 2002, and at a conversion rate of 30.864 shares, nominal value pesos 0.10, per Convertible Note of nominal value US$ 1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the
markets

Dated: October 7, 2010